

November 22, 2023

Vaibhav Teneja
Chief Financial Officer
Tesla, Inc.
1 Tesla Road
Austin, TX 78725

> **Re: Tesla, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Response dated October 27, 2023**
> **File No. 001-34756**

Dear Vaibhav Teneja:

     We have reviewed your October 27, 2023 response to our comment letter and have the following comment(s).

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 26, 2023 letter.

Form 10-K for the fiscal year ended December 31, 2022

Financial Statements
Notes to Consolidated Financial Statements
Note 14 - Income Taxes, page 81

1.   We note your response to our prior comment number three in your letter dated October 27, 2023. As previously requested, please provide us with your detailed and comprehensive quantitative analysis supporting your conclusions that it is more likely than not that your U.S. deferred tax assets will not be realized. In addition, please address the following:

- Tell us what consideration you gave to future taxable income in years beyond 2023. If no other future periods were considered, explain why you believe a one year forecast is adequate in your assessment of deferred tax asset realization. It is unclear how you considered ASC 740-10-30-21b, which contemplates a multiple year forecast.

- It appears the majority of your historical U.S. taxable losses were sustained during the development stage and that your business exited the development stage and transitioned to consolidated profitability in 2020. Please refer to ASC 740-10-30-17 and explain to us why you believe your facts did not change such that historical losses incurred in the development stage are more relevant than current substantial taxable income and forward looking forecasts in your realization analysis.

Please contact Kevin Stertzel at 202-551-3723 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing